UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           Galaxy Investments, Inc.
                ..............................................
                (Name of Small Business Issuer in its charter)

       Colorado                                             Applied for
 ..........................                            ........................
(State or other jurisdiction                           (IRS Employer
of incorporation or organization)                      Identification Number)


Suite 604-750 West Pender Street
Vancouver, British Columbia, Canada                          V6C 2T7
 ........................................              ........................
(Address of principal executive offices)


Registrant's Telephone Number:  (604) 689-0188

Securities to be registered pursuant to section 12 (b) of the Act:

                                                Name of each exchange on which
Title of each class to be registered            each class is to be registered:

           [NONE]                                          [NONE]

Securities to be registered pursuant to section 12 (g) of the Act:

                                                Name of each exchange on which
Title of each class to be registered            each class is to be registered:

	Common stock
        par value $0.001

                              TABLE OF CONTENTS
                                                                            PAGE
                                    PART I
                                    ______

ITEM 1.  DESCRIPTION OF BUSINESS..............................................3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS...........................................7
ITEM 3.  PROPERTIES...........................................................8
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......8
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.........9
ITEM 6.  EXECUTIVE COMPENSATION..............................................10
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................10
ITEM 8.  DESCRIPTION OF SECURITIES...........................................10

                                    PART II
                                    _______

ITEM 1.  LEGAL PROCEEDINGS...................................................12
ITEM 2.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
           AND OTHER SHAREHOLDER MATTERS.....................................12
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................12
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.............................12
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................13

                                    PART III
                                    ________

ITEM 1.  INDEX TO EXHIBITS...................................................14
ITEM 2.  DESCRIPTION OF EXHIBITS.............................................15

                                    PART IV
                                    _______

ITEM 1.  FINANCIAL STATEMENTS................................................15
ITEM 2.  FINANCIAL STATEMETNS................................................15
ITME 3.  FINANCIAL STATEMENTS AND EXHIBITS...................................15

                          FORWARD LOOKING STATEMENTS

Galaxy Investments, Inc. (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of the Company. For this purpose, any statement contained in the Registration Statement that are not statements of historical fact, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue", or the negative other variations therefor comparable terminology, are intended to identify forward-looking statements.


                                    PART I
                                    ______

ITEM 1.  DESCRIPTION OF BUSINESS

Business

(a)   Business Development

Galaxy Investments, Inc. (the "Company") was organized as a Colorado Corporation on December 17, 1999, to explore for and, if possible, develop mineral properties primarily in the Province of British Columbia, Canada, and other parts of Canada.

(b)   Business of the Company

The Company was organized for the purpose of engaging in the acquisition, exploration and development of mineral properties, primarily in the Province of British Columbia, Canada. The Company currently has working capital of approximately $1,285 at July 31, 2000. The Company intends to raise additional funds from public financing or private placements during the next twelve (12) month period in order to complete exploration and development on its properties, make option payments, and to generally meet its future corporate obligations. There can be no assurance that the Company will obtain such additional financing on a timely basis.

The Company has an option to acquire an interest in the property described herein, under the heading "Option Agreement". The Company intends to carry out exploration work on the mineral claim know as Treadwell #1, located in the Kamloops Mining division, in order to ascertain whether the Property possesses commercially developable quantities of gold and other precious minerals.

Option Agreement

By virtue of an Option Agreement dated July 15, 2000, the Company acquired an option to purchase mineral claims known as "Treadwell #1-Tenure #360262" located in the Kamloops Mining Division on Cannell Creek British Columbia. The claims have an expiration date of October 13, 2001. The claims have not been proven to have a commercially minable ore reserve.

The terms of the purchase to vest 100% in the claims includes total payments of $40,000, the issuance of 100,000 shares of the Company and by completing work commitments totaling $500,000 on the claims on the dates in the following schedule. The property is subject to a royalty of one percent of the net smelter returns with a right to acquire the rights to the royalty after the start of commercial production.

Purchase price;
    $ 2,500 cash and 2,000 common shares as initial payment 7,500 cash and 8,000 common shares by July 31, 2001
      10,000 cash and 40,000 common shares by July 31, 2002 20,000 cash and 50,000 common shares by July 31, 2003 work commitments;
    $ 25,000 in work by July 31, 2001
      50,000 in work by July 31, 2002
     100,000 in work by July 31, 2003
     150,000 in work by July 31, 2004
     175,000 in work by July 21, 2005

A cumulative total of $500,000, in addition to the cash and shares to be issued pursuant to Section 3.1.1 of the Option Agreement will vest the Company a 100% interest in the property. Any amount spent by the Company in any year in excess of the minimum amount shall be applied as a credit on account of the minimum amount to be spent in the future.

Prior to acquiring its 100% interest in the Property, the Company shall have the right to terminate this Agreement by giving written notice to Richard Simpson ("Simpson"), the Optioner of the mineral claims, of such termination in which event this agreement shall terminate and the Company shall be under no further obligation or liability to Simpson except to transfer its interest in the Property to Simpson. If the Company terminates this agreement, sufficient assessment work will have been recorded against the Property in order that it will be in good standing under the British Columbia Mining Act for not less than 3 years following the date of termination.

If the Company defaults in its cash or share payments or work commitments stipulated in Sections 3.1.1 and 4.1 of the Options Agreement, subject to force majeure, and such default has not been remedied within sixty (60) days after receipt of written notice of default from Simpson, or if it elects to terminate the option, it will retransfer the Property to Simpson free and clear of any liens, charges, hypothecs, encumbrances and royalties, within five (5) business days of termination of this agreement.

Company's Plan of Operation

The Company intends to raise funds from public financings during the next twelve
(12) month period, in order to proceed with the necessary exploration on the Property.

RISK FACTORS
____________

1. Exploration Stage. The Company is in the Exploration Stage and is engaged in the search for mineral deposits (reserves) which are not in either the Development Stage or Production Stage. It is a new company with a limited operating history. It faces all of the risks inherent in a new business. The Company's prospects, given the nature of its business, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

2. Competition and Marketing. The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

3. Title Matters. The Company has obtained industry standard title opinions with respect to its mineral properties, which can not be construed as a guarantee of title. The properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

4. Compliance with Government Regulation. The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in the Province of British Columbia, specifically. The future operations of the Company may require permits from various federal, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties.

All phases of the Company's operations are subject to environmental regulation in the jurisdiction in which it operates. There is no assurance that future changes in environmental regulation, if any, will not have an adverse effect on the Company's operations.

The Company's Property may in the future, be the subject of aboriginal peoples' land claims. The legal basis of land claim is a matter of considerable legal complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities.

Although the Company has investigated title to the Property in which it has an interest and, to the best of its knowledge, title to the properties are in good standing, this should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. The Company's Property interest may be subject to prior unregistered agreements or transfers, native land claims or title may be affected by undetected defects.

5. Exploration Risk. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

6. No Known Bodies of Ore. There are no known bodies of ore on the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

7. Year 2000. The year 2000 issue arises with respect to the Company's operations because many computerized systems use 2 digits rather than 4 digits to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information is processed using the year 2000 date. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 2, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

Exploration and Development Expenditures
________________________________________

As of the date of this Registration Statement, the Company has not expended any capital towards the expiration and development of any mineral properties.

Employees
_________

The Company has no paid or full-time employees. The Company conducts its business through agreements with consultants and arms-length third parties. None of the directors or officers are paid a salary for acting as a director or officer. The Company may, however, pay fees to directors and officers for work provided on a consulting fee basis. The Company estimates that each director devotes two (2) hours of their time per month to the affairs of the Company.

Patents and Trademarks

The Company does not own, either legally or beneficially, any patent or trademark.

(c)   Reports to security holders

The Company will send an annual report, together with audited Financial Statements of the Company to security holders.

The Company does not presently file reports with the Securities and Exchange Commission.

Any member of the public may read and copy any materials the Company files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 2. MANAGEMENT DISCUSSIOIN AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties and does not have a source of revenue at this time.

(a)   Plan of Operation.

As at the financial period ended July 31, 2000, the Company incurred a net loss of $7,715.00 and as at that date, the Company's current assets exceeded its current liabilities by $1,215.00.

For the next 12 months, management of the Company plans to satisfy its cash requirements by raising additional funds by way of private placements and/or a public offering, to satisfy working capital needs.

The Company does not expect any significant changes in the number of its employees within the next 12 months.

(b) Management Discussion and Analysis of Financial Condition and Results of Operations.

(1)   Full Fiscal Year ended July 31, 2000.

From the date of the incorporation to July 31, 2000, the Company raised $9,000.00 through the issuance of 9,000,000 common shares, as follows: from February 2000 to June 2000, the Company issued 9,000,000 shares of its $.001 par value common stock, at a price of $.001 per share, by virtue of Section 4(2) of the Securities Act of 1933, as amended.

Administrative and property exploration and maintenance costs were $	7,715.

ITEM 3.  PROPERTIES

The Company has an option to acquire a 100% interest in the Property, as described in detail in Item 1 of this Registration Statement under the section under the "Option Agreement".

The Company does not own or lease any property other than:

1. Its option to acquire an interest in the Simpson Property; and

2. The renting or leasing of office space for the Company's corporate headquarters in Vancouver, B.C., Canada. The Company presently leases its office space for CDN$500.00 per month.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (I) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:



                 Name and Address of        Amount of Beneficial    Percentage
Title of Class    Beneficial Owner              Ownership (1)        of Class


Common Stock      Terry Amisano                 1,000,000             11.11%
                  7490 Aubrey St.
                  Burnaby, B.C. V5K 1A6

Common Stock      Kevin Hanson                  1,000,000             11.11%
                  3345 Huntleigh Crt.
                  North Vancouver,
                  B.C. V7H 1C9

Common Stock      Greg Burnett                  1,000,000             11.11%
                  903-456 Moberly Road
                  Vancouver, B.C.  V5Z 4L7

[1] Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

[2]   No security holder listed above owns any warrants, options or rights.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

Name                            Age               Office

Gregory C. Burnett*             39               President/CEO/Director
Terry M. Amisano*               45               Secretary-Treasurer/Director
Kevin R. Hanson*                44               Director

* These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Executive Officers and Directors

Gregory C. Burnett. Mr. Burnett has been the President, CEO and Director of the Company from inception to the present. Mr. Burnett is the President of Carob Management Ltd., a private management consulting company. Mr. Burnett is also President of Orko Gold Corporation, a junior gold exploration company listed on the Canadian Venture Exchange. In addition, Mr. Burnett serves on the board of and as a consultant to the following public companies: Pender Capital Corporation, Ocean Ventures Inc., Starfire Technologies International Inc., Commercial Consolidators Corp and Camflo Resources Ltd., all listed on the Canadian Venture Exchange and East Asia Gold Corporation which is listed on CDN. Mr. Burnett obtained a Master of Business Administration Degree in 1986, and a Bachelor of Applied Sciences Degree in Civil Engineering in 1984 from the University of British Columbia.

Terry M. Amisano. Mr. Amisano has been the Secretary/Treasurer and Director of the Company from inception to the present. Mr. Amisano has been a Chartered Accountant since 1985 and co-founded Amisano Hanson, Chartered Accountants in 1991. Mr. Amisano is presently a Director of Commercial Consolidators Corp, which is listed on the Canadian Venture Exchange. From 1987 to 1990, Mr. Amisano was a sole proprietor in a public accounting practice. From 1984 to 1986, Mr. Amisano was the Controller for M.E. Pritchard Associates Ltd., a privately owned company. Mr. Amisano served as an auditor from the Revenue Canada Taxation in 1983. Mr. Amisano also served as a director of Pender Capital Corp., an Alberta Stock Exchange listed company, from 1993 to 1995.

Kevin R. Hanson. Mr. Hanson has been a Director of the Company from inception to the present. Mr. Hanson has been a Chartered Accountant since 1983 and co-founded Amisano Hanson, Chartered Accountants in 1991. From 1987 to 1990, Mr. Hanson served as the Controller of several resource companies listed on various stock exchanges, including, Vancouver, Toronto, and NASDAQ. In addition, during this period Mr. Hanson served as Controller of Clark Consulting Services Inc., a management company which provided management services to the aforementioned resources companies. From 1980 to 1987, Mr. Hanson was employed with the accounting firm of Wolrige Mahon & Co., Vancouver, B.C., as an Audit Supervisor.

2.  Promoters

The Company does not have any promoters other than the directors or officers of the Company.

3.  Control Persons

Other than the directors or officers of the Company, which are considered control persons of the Company, there are no persons holding greater than 20% of the issued and outstanding shares of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The Company as of the fiscal year ended July 31, 2000, did not compensate any of its Officers or Directors for their services. However, the Company may, during the course of the current year, decide to compensate its Officers for their services and to compensate its Directors for serving on the Company's Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TANSACTIONS

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company. The Company has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
____________

The authorized capital of the Company is One Hundred Million (100,000,000) common shares of the par value of $0.001 per share. There are currently 9,000,000 common shares issued and outstanding.

Each shareholder of record shall have one vote for each share of common stock standing in his or her name on the books of the corporation and entitled to vote, except that in the election of directors he or she shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

No shareholder of the corporation shall have any preemptive or similar right to acquire any additional unissued or treasure shares of stock, or for other securities of any class, or for right, warrants, options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of Colorado.

Preferred Stock
_______________

The Company is authorized to issue 25,000,000 shares of Preferred Stock, no par value, of which no shares have been issued or are outstanding or subscribed for as of the date of this Registration Statement.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the
authority to issue these shares without shareholder approval.   The issuance of
Preferred Stock may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends
_________

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Warrants
________

The Company does not have any warrants to purchase securities of the Company outstanding.

Options
_______

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Nevada Agency and Trust Company, located at 50 West Liberty, Suite 880, Reno, Nevada 89501, is the transfer agent for the Company's Common Stock.

                                     PART II
                                     _______

ITEM 1.  LEGAL PROCEEDINGS

There are no current or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject of.

ITEM 2. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. No assurance can be given that such application will be approved, and if approved, that an active trading market for the Common Stock will materialize or be maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 3,000,000 shares of Common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and the Company has not agreed to register any shares of Common Stock under the Securities Act of 1933, as amended, for sale by security holders. None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

Holders - As of the date of this registration statement, there were approximately thirty-five (35) holders of record of the Company's Common Stock.

Dividends - The Company has not declared any cash dividends since inception.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants since its inception on December 17, 1999.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

From February of 2000 through June of 2000, the Company issued 9,000,000 shares of its $.001 par value Common Stock to thirty-five (35) individuals at an average price of $.001 per share. The sales were made to the Company's officers, directors and to a major extent, to family members of the Company's officers and directors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company provide the following provisions:

Third Party Actions. The corporation shall indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Extent of Indemnification. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Determination. Any indemnification under sections 1 and 2 of this Section (Article VI) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections 1 and 2 of this Article VI. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suitor proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

Payment in Advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as provided in Section 4 of this Article VI upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

Insurance. The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability hereunder or otherwise.

Other coverage. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors, the Colorado Corporation Code, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

                                     PART III
                                     ________

ITEM 1.  INDEX TO EXHIBITS

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit No.           Description of Document
___________           _______________________

3(i)                  Articles of Incorporation of Galaxy Investments,
                      Incorporated.

3(ii)                 Bylaws of Galaxy Investments, Incorporated.

4.0                   Specimen form of Registrant's common stock.

10.1 Option Agreement between Richard Simpson and Galaxy Investments, Inc. dated July 15, 2000

ITEM 2.  DESCRIPTION OF EXHIBITS

                                     PART IV
                                     _______

ITEM 1.  FINANCIAL STATEMENTS

ITEM 2.  FINANCIAL STATEMENTS

ITEM 3.  FINANCIAL STATEMENTS AND EXHIBITS

                          GALAXY  INVESTMENTS,  INC.

                        FINANCIAL STATEMENTS AND REPORT

                 OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                July  31, 2000

Andersen Andersen & Strong, L.C.                 941 East 3300 South, Suite 202
                                                     Salt Lake City, Utah 84105
                                                         Telephone 801-486-0095

Board of Directors
Galaxy  Investments,  Inc.
Vancouver, B.C., Canada

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance  sheet of   Galaxy Investments,  Inc.
(exploration stage company) at July 31, 2000, and the related statement of operations, stockholders' equity, and cash flows for the period December l7, 1999 (date of inception) to July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in
all material respects, the financial position of Galaxy  Investments,  Inc.   at
July 31, 2000, and the results of operations, and cash flows for the period December 17, 1999 (date of inception) to July 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                            /s/Andersen Andersen & Strong
October 8, 2000

                          GALAXY INVESTMENTS, INC.
                         (Exploration Stage Company)
                                BALANCE SHEET
                                July 31,  2000
_______________________________________________________________________________



ASSETS

CURRENT ASSETS

  Cash                                                          $ 5,285

    Total Current Assets                                          5,285

OTHER ASSETS

  Option to purchase mineral claims -  Note 3                       -
                                                                _______
                                                                $ 5,285

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable - related parties                            $ 2,500
  Accounts payable                                                1,500

Total Current Liabilities                                         4,000

STOCKHOLDERS' EQUITY

  Preferred stock
    25,000,000 shares authorized at $0.001
    par value; none outstanding                                     -
  Common stock
    100,000,000 shares authorized, at $0.001 par value;
    9,000,000 shares issued and outstanding                       9,000
  Capital in excess of par value                                    -

  Deficit accumulated during the development stage               (7,715)

    Total Stockholders' Equity                                    1,285
                                                                $ 5,285

  The accompanying notes are an integral part of these financial statements.

                           GALAXY INVESTMENTS, INC.
                         (Exploration Stage Company)
                           STATEMENT OF OPERATIONS
             For the Period December  17, 1999 (date of inception)
                              to July 31,  2000
_______________________________________________________________________________
REVENUES                                                        $   -

EXPENSES                                                          7,715
                                                                _______
NET LOSS                                                        $(7,715)
                                                                =======


NET LOSS PER COMMON SHARE

  Basic                                                         $   -
                                                                _______



AVERAGE OUTSTANDING SHARES

  Basic                                                        9,000,000

  The accompanying notes are an integral part of these financial statements.


                          GALAXY INVESTMENTS, INC.
                        (Exploration Stage Company)
                STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY
             For the Period December 17, 1999 (Date of Inception)
                               to July 31, 2000
_______________________________________________________________________________



                                                                                  Capital in
                                                          Common Stock             Excess of      Accumulated
                                                     Shares          Amount        Par Value        Deficit
                                                     ______         _______       __________      ___________

Balance December  17,  1999  (date of inception)          -         $   -           $   -           $    -

Issuance of common stock for cash at $0.001         9,000,000         9,000             -                -
   - February, March and June 2000

Operating loss for the period
December 17, 1999  to July  31, 2000                      -             -               -             (7,715)
                                                    _________       _______         _______         ________


Balance July 31, 2000                               9,000,000       $ 9,000         $   -           $ (7,715)
                                                    =========       =======         =======         ========

                                      F-4

  The accompanying notes are an integral part of these financial statements.

                           GALAXY INVESTMENTS, INC.
                         (Exploration Stage Company)
                           STATEMENT OF CASH FLOWS
             For the Period December 17, 1999 (date of inception)
                               to July 31, 2000
_______________________________________________________________________________

CASH FLOWS FROM
  OPERATING ACTIVITIES

  Net loss                                                      $ (7,715)

  Adjustments to reconcile net loss to
  net cash provided by operating
  activities

      Change in accounts payable                                   4,000
                                                                ________

      Net Cash Used in Operations                                 (3,715)
                                                                ========

CASH FLOWS FROM INVESTING ACTIVITIES                                 -
                                                                ________


CASH FLOWS FROM FINANCING ACTIVITIES

      Proceeds from issuance of common stock                       9,000
                                                                ________

  Net Increase  in Cash                                            5,285

  Cash at Beginning of Period                                        -
                                                                ________

  Cash at End of Period                                         $  5,285
                                                                ========
                                      F-5

  The accompanying notes are an integral part of these financial statements.

                           GALAXY INVESTMENTS, INC.
                         (Exploration Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
_______________________________________________________________________________

1.  ORGANIZATION

The Company was incorporated under the laws of the State of Colorado on December 17, 1999 with authorized common stock of 100,000,000 shares at $0.001 par value and preferred stock of 25,000,000 at $0.001 par value.

The preferred shares may be issued in one or more series with terms at the discretion of the Board of Directors.

The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, have been acquired. The company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage.

The Company has completed a private placement offerings of 9,000,000 common shares.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
__________________

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
_______________

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
____________

On July 31, 2000 the Company had a net operating loss carry forward of $7,715. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The net operating loss will expire in 2021.

Basic and Diluted Net Income (Loss) Per Share
_____________________________________________

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                           GALAXY INVESTMENTS, INC.
                         (Exploration Stage Company)
                  NOTES TO FINANCIAL STATEMENTS (Continued)
_______________________________________________________________________________

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Capitalization of Mineral Claim Costs
_____________________________________

Cost of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mining equipment are capitalized and depreciated over their useful life.

Financial Instruments
_____________________

The carrying amounts of financial instruments, including cash, mineral claims, and accounts payable are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions
_________________________

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
____________________

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements
________________________________

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.  OPTION TO PURCHASE  MINERAL CLAIMS

On July 15, 2000 the Company acquired an option to purchase mineral claims known as "Treadwell #1" Tenure #360,262 located in the Kamloops Mining Division on Cannell Creek, British Columbia. The claims have an expiration date of October 13, 2001.

The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

                           GALAXY INVESTMENTS, INC.
                         (Exploration Stage Company)
                  NOTES TO FINANCIAL STATEMENTS (Continued)
_______________________________________________________________________________

3.  OPTION TO PURCHASE  MINERAL CLAIMS - continued

The terms of the purchase to vest 100% in the claims includes total payments of $40,000, the issuance of 100,000 shares of the Company and by completing work commitments totaling $500,000 on the claims on the dates in the following outline. The property is subject to a royalty of one percent of the net smelter returns with a right to acquire the rights to the royalty after start of commercial production.

Purchase price;
         $  2,500 cash and 2,000 common shares as initial payment
            7,500 cash and 8,000 common shares by July 31, 2001
           10,000 cash and 40,000 common shares by July 31, 2002
           20,000 cash and 50,000 common shares by July 31, 2003 work commitments;
         $ 25,000 in work by July 31, 2001
           50,000 in work by July 31, 2002
          100,000 in work by July 31, 2003
          150,000 in work by July 31, 2004
          175,000 in work by July 21, 2005

4.  RELATED PARTY TRANSACTIONS

Related parties have acquired 33% of the outstanding  common stock.

5.  GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital to service its future obligations and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for the coming year.